EXHIBIT 99.1

Aeterna Zentaris Announces FDA Approval of Macrilen™ (macimorelin) for Diagnosis of Adult Growth Hormone Deficiency

CHARLESTON, S.C., Dec. 20, 2017 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX:AEZS), a specialty biopharmaceutical company engaged in developing and commercializing pharmaceutical therapies, announced today that the U.S. Food and Drug Administration (FDA) has granted marketing approval for Macrilen™ (macimorelin), an orally available ghrelin agonist, to be used in the diagnosis of patients with adult growth hormone deficiency (AGHD). The Company estimates that approximately 60,000 tests for suspected AGHD are being conducted each year across the United States, Canada and Europe.

“Aeterna Zentaris is proud of our commitment to patients with suspected AGHD and to the endocrinology community who we are confident will welcome an easier safe and effective oral diagnostic tool,” said Michael V. Ward, Chief Executive Officer, Aeterna Zentaris. “In the absence of an FDA-approved diagnostic test for AGHD, Macrilen™ fills an important gap and addresses a medical need for a convenient test that will better serve patients and health providers.”

Macrilen™ (macimorelin) stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. Stimulated growth hormone levels are measured in four blood samples over ninety minutes after oral administration of Macrilen™ (macimorelin) for the assessment of growth hormone deficiency (“GHD”). Prior to the approval of Macrilen™ (macimorelin), the historical gold standard for evaluation of AGHD was the insulin tolerance test (“ITT”), an intravenous test requiring many blood draws over several hours.  The ITT procedure is inconvenient for patients and medical practitioners and may contraindicate in patients, such as those with coronary heart disease or seizure disorder, because it requires the patient to experience hypoglycemia to obtain an accurate result.

“Clinical studies have demonstrated that growth hormone stimulation testing for AGHD with oral Macrilen™ (macimorelin) is reliable, well-tolerated, reproducible, safe and a much simpler test to conduct than currently available options,” said Kevin Yuen, MD, clinical investigator and neuroendocrinologist, Barrow Neurological Institute, and medical director of the Barrow Neuroendocrinology Clinic, Phoenix, Arizona. “The availability of Macrilen™ (macimorelin) will greatly relieve the burden of endocrinologists in reliably and accurately diagnosing AGHD.”

Aeterna Zentaris intends to make Macrilen™ (macimorelin) available commercially in the United States during the first quarter of 2018.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing Macrilen™ (macimorelin). On November 27, 2017 Aeterna Zentaris announced that the Marketing Authorization Application (MAA) for the use of Macrilen™ (macimorelin) for the evaluation of AGHD was accepted by the European Medicines Agency (EMA) for regulatory review. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the U.S. Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”). Such statements include, but are not limited to, statements about the timing of, and prospects for, regulatory approval and commercialization of our product candidates, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and the continued availability of funds and resources to successfully launch the product, and, more generally, uncertainties related to the regulatory process, the rejection of the MMA by the EMA and the ability of the Company to efficiently commercialize Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two former officers of the Company, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the applicable Canadian securities regulators and the SEC for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contacts:

Aeterna Zentaris Inc.
Michael V. Ward
Chief Executive Officer
IR@aezsinc.com
843-900-3201

Reilly Connect
Susan Reilly
President
susan.reilly@reillyconnect.com
312-600-6783